EXHIBIT 99.18
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AT THE TRUST
Robert G. Higgins
312/683-5539
bhiggins@banyanreit.com



FOR IMMEDIATE RELEASE
FRIDAY, JULY 28, 2000


         FINANCIAL ADVISORY COMMITTEE OF BANYAN STRATEGIC REALTY TRUST
             ANNOUNCES AUTHORIZATION OF EXPANDED MARKETING EFFORTS


CHICAGO, JULY 28, 2000 - The Financial Advisory Committee of the Board of Trustees of Banyan Strategic Realty Trust (Nasdaq:BSRTS) today announced that as part of its previously announced review of strategic alternatives for the Trust, it has authorized its financial advisor, CFC Advisory Services, an affiliate of Cohen Financial, a Chicago-based real estate investment banking firm, to initiate a marketing effort designed to solicit bids for the Trust's properties in whole, bulk sales or individually.
Larry Schafran, chairman of the Committee, commented that, "This is the next step in our process of evaluating our portfolio and determining disposition strategies designed to enhance shareholder value and liquidity."

Banyan Strategic Realty Trust is an equity Realty Estate Investment Trust
(REIT) that owns primarily office and flex/industrial properties. These properties are located in certain major metropolitan areas of the Midwest and Southeastern United States, including Atlanta, Georgia and Chicago, Illinois and smaller markets such as Huntsville, Alabama, Louisville, Kentucky, Memphis, Tennessee, and Orlando, Florida. The Trust's current portfolio consists of 27 properties totaling 3.5 million rentable square feet. As of this date, the Trust has 14,202,414 shares of beneficial interest outstanding.

               SEE BANYAN'S WEBSITE AT http:www.banyanreit.com.

       FOR FURTHER INFORMATION REGARDING BANYAN FREE OF CHARGE VIA FAX,
                    DIAL 1-800-PRO-INFO AND ENTER "BSRTS".




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